Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
LUBCO, Inc.	Delaware
Luby’s Bevco, Inc.	Texas
Luby’s Holdings, Inc.	Delaware
Luby’s Limited Partner, Inc.	Delaware
Luby’s Management, Inc.	Delaware
Luby’s Restaurants Limited Partnership	Texas